Exhibit 99.2

Moolec™

4th Quarter Fiscal Year 2024

Business Update

October 2nd, 2024

Moolec Science Presents Fiscal Year 2024

Annual Business Update

Luxembourg. October 2, 2024 – Moolec Science SA (NASDAQ: MLEC; “The Company”; “Moolec”) a science-based food ingredient company focused on producing animal proteins and nutritional oils in plants, today reported its Business Update for the fourth quarter of Fiscal Year 2024 ended June 30, 2024.

The main highlights of Moolec’s fourth quarter are as follows:

●	GLASO™: The Company announced an offtake agreement with a major global CPG food and petfood company and R&D collaboration agreement with Bunge. Also, Moolec made significant advancements in both upstream and downstream processes.

●	Piggy Sooy™: Field trials in 3 different US locations continue on schedule to move forward with product development (sampling), seed increase and gathering of environmental and regulatory data to continue with the US-FDA approval pathway.

●	TSP Valorasoy™: Trials for new enhanced products Valorasoy 2.0 were carried out in Moolec’s facilities with encouraging results.

●	Financial landscape: Revenue & other income of ~$6M for FY 2024 driven by soy protein ingredient business; Prudent cash burn during FY 2024 in line with Company growth and lower accounts payable.

“I am proud of our team of ‘Moolers’ for their relentless dedication and repeated achievement of significant milestones. This fiscal year has been truly transformative for Moolec Science. The groundbreaking USDA-APHIS approval for PiggySooy™ marks a pivotal moment in the Molecular Farming and biotech landscape. Coupled with the imminent commercialization of GLASO™, for which we’ve already secured commercial agreements, and our robust pipeline progressing on schedule, we’ve demonstrated remarkable progress across all fronts. Our team’s unwavering commitment and innovative spirit have been the driving force behind these accomplishments. As we look to the future, I am filled with optimism about the impending commercialization of our groundbreaking products. We stand at the cusp of revolutionizing the food industry through molecular farming, offering sustainable and cost-effective solutions to global nutritional challenges. The coming years hold immense promise as we continue to push the boundaries of science and redefine the future of food production,” stated Gastón Paladini, Chief Executive Officer and Co-Founder of Moolec.

“As we reflect on the full fiscal year of 2024, I am pleased to report annual revenue and other income in the range of $6 million. This underscores our operations in our soy protein ingredient business as we prepare to launch GLASO™ in the coming year. At the same time, our team’s keen focus on cost efficiency has helped us to maintain a controlled cash burn while supporting Company growth. Our successful capital raises this fiscal year have strengthened our liquidity and strategic partnerships, ensuring we maintain a healthy position to continue preparations for upcoming products. We remain steadfast in our commitment to prudent, structured growth, building on our successes and positioning Moolec Science for an exciting future,” remarked José López Lecube, Chief Financial Officer of Moolec.

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Conference Call

Management will host a Conference Call and question-and-answer session, which will be accompanied by a presentation available during the webinar.

To access the call, please use the following information:

●	Date: Wednesday, October 2, 2024

●	Time: 08:30 AM Eastern Time (US and Canada)

●	Link to join the webinar: https://icrinc.zoom.us/j/91597501131?pwd=dnzbr1Nc4asDmMqsac806jp15Dx84s.1

●	One tap mobile: +13017158592,,91597501131#,,,,*799765# US (Washington DC)

●	Dial In: +1 301 715 8592 | Webinar ID: 915 9750 1131, passcode: 799765

●	International numbers available: https://icrinc.zoom.us/u/abX5mDiNYZ

Please connect 5 minutes prior to the start time to register and join.

A recording of the call and the pdf version of the presentation will be available after the conclusion of the live event via Moolec’s Investor Relations website.

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About Moolec Science SA

Moolec is a science-based ingredient company leader in the use of Molecular Farming technology for food and dietary supplementation markets. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal proteins for the good of the planet. Moolec’s technological approach aims to have the cost structure of plant-based solutions with the nutrition and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The Company’s product portfolio and pipeline leverage the agronomic efficiency of broadly used target crops like soybean, pea, and safflower to produce oils and proteins. Moolec also has an industrial and commercial R&D capability to complement the company’s Molecular Farming technology. Moolec secures a growing international patent portfolio (25+, both granted and pending) for its Molecular Farming technology. The Company is run by a diverse team of PhDs and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit moolecscience.com and ir.moolecscience.com.

Forward-Looking Statements

This publication contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this publication, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this publication will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Contacts:

●	Investor Relations inquiries: ir@moolecscience.com |MoolecIR@icrinc.com

●	Press & Media inquiries: comms@moolecscience.com

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1. Scientific and Operational Progress

a.	GLASO™ | Safflower Platform

GLASO™ (gamma-linolenic acid -GLA- in safflower oil) will be Moolec Science’s first Molecular Farming product to hit the market. Moolec’s GLASO™ contains almost 3 times more GLA than conventional sources such as borage and primrose oil, making it the most concentrated GLA oil available on the market.

GLASO™ is advancing as a key component of Moolec’s strategy, with optimized production processes, and expanded planting, positioning Moolec’s product for significant impact in the specialty fats and oils production industry.

During FY 2024, the Company focused the platform to optimize the production process, increase the seed stock and expand GLASO™’s commercial reach.

In early 2024, GLASO™ completed a trial production at a toll processor facility to optimize processing and production. The 2024 planting campaign involved contracting 600 acres for safflower production, with expectations to harvest in October 2024 and produce 300 to 400 tons of safflower seeds containing high levels of GLA. Product production is expected to begin in November 2024, following a successful and rigorous third-party audit of the production facility.

To allocate most of the upcoming production, Moolec has secured an offtake agreement with a major global CPG company, targeting the US market in 2025.

Moolec has secured GLASO™’s upstream and downstream capabilities with contracts with farmers in Idaho and 2 industrial facilities in Iowa, respectively, to deliver the product to the market in FY 2025.

The Company signed a R&D collaboration agreement with Bunge Argentina with the purpose of working together on the development of safflower varieties to improve productivity for specific applications and markets. Moolec’s Team is also developing a broader commercial strategy to reach larger markets and clients.

The Company will persist in growing safflower-producing GLA in both US and Southern Cone territory to secure procurement of product in 2 out of the 3 countries considered to be the green baskets of the world. GLASO™ is positioned to play a critical role in Moolec’s product portfolio by leveraging the technology readiness level to start commercialization ahead of other Molecular Farming projects.

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b.	Piggy Sooy™| Soybean Platform

Piggy Sooy™ is Moolec Science’s patented soybean platform engineered to produce high levels of porcine myoglobin in soybean seeds. Expression levels reached over 20% of total soluble protein in T2 stage and maintained high levels in T3 stage, setting new benchmarks in plant-based animal protein production.

During Q4, Moolec has initiated the process of transitioning T4 seed production from controlled greenhouse environments to open fields in 3 different US locations: Ohio, Missouri and Iowa. This new step moving to a non-controlled environment is critical in gathering comprehensive data on yields, efficacy, and environmental and agronomic factors. By conducting these field trials, the Company can observe how the seeds perform under real-world conditions and collect necessary data. This information is essential for developing a robust dossier for our upcoming regulatory submissions, ensuring compliance with industry standards and facilitating market entry while providing traceability.

In parallel to field trials, Moolec is increasing seed production to scale operations, which will strengthen the Company’s collaborations with clients and partners with fresh samples. By boosting seed inventory, Moolec is better positioned to provide tangible evidence of their capabilities in larger markets. This strategic approach will enable the Company to confidently move forward with US-FDA regulatory approvals and commercial expansion.

To expand global IP protection for Moolec’s Molecular Farming technology platform Piggy Sooy™, the Company initiated the national phase entry process in key markets worldwide for its filed patent.

On the Regulatory side, it is important to highlight once again that on April 19, 2024, USDA-APHIS issued its response to the Moolec Science request for Regulatory Status Review, stating that Piggy Sooy™ plants do not pose any plant pest risks different from other soybeans and are therefore not subject to the APHIS regulation found at 7 CFR part 340. When a developer requests a regulatory status review, APHIS evaluates whether the plant requires oversight based on the characteristics of the plant itself rather than on the use of a plant pest in its development. If a plant developed using genetic engineering is found to be unlikely to pose a plant pest risk, APHIS will not require regulation under 7 CFR part 340. If APHIS is unable to reach such a finding, it will regulate the plant, and it would be allowed to move only under permit. Once APHIS determines that a plant is not regulated, subsequent transformation events using the same plant-trait-mechanism of action combination would not be regulated. This process replaces the petition process in the preexisting regulations. Under the legacy rule, developers could submit a petition requesting an agency determination that a plant developed using a plant pest is unlikely to pose a plant pest risk, and therefore, is no longer subject to APHIS’ biotechnology regulations. The petition process was discontinued on October 1, 2021.

Finally, in the last couple of months, the Company moved forward in Piggy Sooy™’s Regulatory pathway by having a new pre-submission meeting with US-FDA. The US organization provided very constructive guidance for Moolec on the upcoming regulatory path and next steps for Piggy Sooy™.

c.	TSP Valorasoy™ Food Ingredients

A year-long study into the fundamentals of extrusion was finalized by the end of Q4, which resulted in the novel adaptation of the extrusion lines of Valorasoy’s facilities to increase the output and simultaneously increase the value of the products. The research has led to an improved product range ready for commercial promotion and has increased the moat to competitors. This new category of ingredients, TSP Valorasoy™ 2.0, will be achieved by combining advanced base ingredients and hardware adjustments, targeting cost-efficient white spaces in the meat replacement industry.

This new product platform aims to address the growing demand for cost-effective, high-quality meat replacement ingredients, leveraging Moolec’s expertise in Molecular Farming and ingredient innovation.

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2. What to expect in FY 2025

a.	Product Pipeline

●	GLASO™: A counter season is expected to be carried out in the Southern Hemisphere for seed increase and seed preparation for a larger-scale GLASO™ grain production campaign and subsequent crush processing. Additionally, we will continue to develop new safflower varieties that are better suited to potential new growing regions, ensuring adaptability and scalability as we expand our operations.

●	Piggy Sooy™: Materials are expected to be harvested during Q2 FY25 (next October 2024). Also, the Company plans to conduct counter-season field trials in the Southern hemisphere to accelerate data collection. Larger-scale processing trials are planned to produce the first flours from the seeds for customer sampling and application prototyping. The information gathered from these expanded trials will be crucial in demonstrating the seeds’ yield, performance, safety, and viability in diverse environments. These metrics are paramount in confirming the sheer efficiency that Moolec’s technology holds over competing ones in making animal proteins. This strategic approach will allow us to confidently advance on gathering information for Moolec’s regulatory approvals pipeline including FDA and commercial expansion. Also, by the end of December 2024, the Company anticipates completing the national phase entry in the selected jurisdictions, solidifying intellectual property rights and positioning for future growth and commercialization.

●	TSP Valorasoy™: The planning of the new extruded product portfolio has been completed during FY 2024, and FY 2025 will mark the beginning of the product rollout. The advancement of the Valorasoy 2.0 product pipeline will be actively promoted to current and potential customers where the target will be ‘meat replacements’ rather than the commoditized ‘fillers’ category. During FY 2025 more recipes using the new and improved extrusion line will be launched to further differentiate the novel textures that are now possible.

b.	Business in general: A pivotal year

●	Commercial traction: In FY 2025, the Company expects to launch new volumes and revenue as a result of the starting of commercialization of GLASO™ product. Simultaneously, Moolec will continue to actively engage in conversations with prospective partners and clients, providing samples of different products in the Company’s pipeline. Moolec is potentially looking at various forms of business income streams, including the licensing of proprietary technology for its use in new markets.

●	Operational focus: During the new fiscal year, the Company plans to continue the fine tuning of its operations to enhance upstream and downstream yields, as well as ensuring the highest quality for their products. At the same time, Moolec will continue the scaling up of seed inventory in preparation for the various uses of the seeds. With the various activities preparing for growth, the Company however remains prudent in managing costs, evaluating methods for improved cost efficiency and streamlining logistics. Critical to Moolec’s operations, the Team will keep investing time and focus on advancing their progress on the regulatory pathway, pursuing relevant processes and approvals from the different Regulatory Agencies.

●	R&D and Product Development: Research and development will continue to be a core component of Moolec’s business, adding new projects to the innovation pipeline with new proteins and molecular product development as current products exit development and enter the commercialization stage. Product development will continue during FY 2025 in conjunction with close communication and collaboration with partners and customers to ensure the marketability of products in the pipeline.

●	Team consolidation: In an attempt to optimize work efficiency, Moolec Team is consolidating efforts strategically. During FY 2025, the Company will be establishing a new operation hub in the US to strengthen Team’s collaboration and communication and enhance overall efficiency. With regards to Sales and Marketing, the Company is planning to expand the team to meaningfully capture the coming market opportunities as Moolec’s products approach to commercialization. In addition, the Company will promote expanded visibility and presence in the industry by presenting and networking at food, pet food, and supplement industry shows and conferences.

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3. Financial overview

Review of consolidated results FY 2024 vs FY 2023

Company reported figures are presented applying IAS 29 accounting for its Argentinean subsidiary. The following table shows “As reported” in conjunction with “Excluding IAS 29” results in order to provide more context for the evolution of the underlying business.

In thousands of US Dollars	As reported		Normalized[1]
	FY2023	FY2024	FY2023	FY2024
Revenue	905.0	5,625.1	940.6	5,319.9
Other income	-	495.5	-	467.2
Cost of sales	(1,048.4)	(5,152.5)	(1,041.0)	(4,529.9)

[1]	Normalized figures exclude IAS 29.

Unaudited Financial Statements Highlights Q4FY24 vs Q4FY23

a)	Statement of Operations

●	Revenues and other income as reported amounted to $6,120.6 thousand during FY24. Excluding the impact of IAS 29, revenues and other income increased from $940.6 thousand to $5,787.1 thousand during FY24 compared to FY23, given the consolidation of soy-protein ingredient business in April 2023.

●	Cost of sales as reported amounted to $5,152.5 thousand during FY24. Excluding the impact of IAS 29, cost of sales increased from $1,041.0 thousand to $4,529.9 thousand during FY24 compared to FY23, given the consolidation of soy-protein ingredient business in April 2023.

●	R&D expenses of $1,772.3 thousand during FY24 increased $421.1 thousand compared to FY23 primarily driven by the different stages and nature of the projects, as well as a slight increase in payroll expenses while we continue to successfully execute the overall business strategy.

●	Administrative expenses of $7,522.9 thousand during FY24 increased 56% compared to FY23 mainly due to non-cash items such as amortization and depreciation charges and equity incentives as well as the consolidation of soy-protein ingredient business together with other professional fees expensed during the FY24.

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b)	Statement of Financial Position

●	As of June 30, 2024, there was an increase of $10,735.7 thousand or 45% in our total assets arising to $34,786.9 thousand compared to FY2023.

●	Current assets, which mainly comprise cash and cash equivalents, inventories and trade receivables increased by $8,416.6 thousand compared to FY2023, mainly driven by the increase in cash and cash equivalents by $2,862.3 thousand as a result of cash inflows in exchange of issuing convertible notes and the increase in inventories of $5,813.8 thousand due to the acquisition of HB4 soybean.

●	Non-current assets increased by 12% amounting to $21,038.5 thousand since FY2023 mainly related to the accrual of interest receivable and partially offset by the amortization of intangible assets.

●	Current liabilities decreased by $4,448.7 thousand or 35% amounting to $8,150.4 thousand compared to FY2023, mainly due to the decrease in accounts payables and to a lesser extent to a decrease in the fair value of our warrant liabilities and other current liabilities.

●	Non-current liabilities increased by $18,474.7 thousand amounting to $19,820.8 thousand since FY2023 mainly related to the issuance of convertible notes and non-current accounts payable.

●	Subsequent to June 30, 2024, Moolec issued convertible notes to BIOX in exchange for the non-current accounts payable related to the purchase of HB4 soybean.

c)	Statement of Cash Flows

●	During the fiscal year ended June 30, 2024, we raised $10.9 million in cash through convertible notes. We also received proceeds from the issuance of shares of the outstanding ELOC agreement for $2,2 million. As of June 30, 2024, and June 30, 2023, cash and cash equivalents totaled $5,390.0 thousand and $2,527.7 thousand, respectively.

●	In the fiscal year ended June 30, 2024, we used $9,328.3 thousands of net cash in operating activities mainly related to research and development, selling and administrative costs, and lowering our outstanding current accounts payable.

●	We have generated net cash through financing activities during the fiscal year ended June 30, 2024, amounting to $11,711.4 thousand mainly due to the issuance of convertible notes from the issuance of shares of the outstanding ELOC agreement and partially offset by payments of principal and interest of outstanding financial debt and leases.

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ANNEX: Statement of Operations, Statement of Financial Position and Cash Flow Statement

Consolidated statements of operations

	For the three months ended June 30, 2024	For the three months ended June 30, 2023	Change	For the fiscal year ended June 30, 2024	For the fiscal year ended June 30, 2023	Change
	(In thousands of U.S. dollars, unless otherwise noted)		(%)	(In thousands of U.S. dollars, unless otherwise noted)		(%)
Continuing operations
Revenue	1,523.1	905.0	68%	5,625.1	905.0	522%
Cost of sales	(1,594.7)	(1,048.4)	52%	(5,152.5)	(1,048.4)	391%
Other income	99.9	-	N/A	495.5	-	N/A
Research and development expense	(420.9)	(370.6)	14%	(1,772.3)	(1,351.2)	31%
Marketing expense	(182.1)	(202.3)	(10)%	(643.1)	(256.4)	151%
Administrative expense	(2,362.3)	(3,322.3)	(29)%	(7,522.9)	(4,808.7)	56%
Other operating expense	(2.9)	(45.0)	(94)%	(72.7)	(94.2)	(23)%
Loss from operations	(2,939.9)	(4,083.6)	(28)%	(9,042.9)	(6,653.9)	36%
Financial cost	(609.9)	(160.0)	281%	(1,165.4)	(160.0)	628%
Other financial results	311.6	1,260.9	(75)%	1,869.0	1,030.5	81%
Transaction expenses	-	-	N/A	-	(3,535.0)	(100)%
Share based payment cost of listing of shares	-	-	N/A	-	(42,705.1)	(100)%
Loss in investment in associates	(19.9)	-	N/A	(19.9)	-	N/A
Loss before Income tax	(3,258.1)	(2,982.7)	9%	(8,359.2)	(52,023.5)	(84)%
Income tax	722.7	234.5	208%	1,047.0	234.5	346%
Loss of the period	(2,535.4)	(2,748.2)	(8)%	(7,312.2)	(51,789.0)	(86)%
Foreign exchange differences on translation of foreign operations	173.6	18.1	859%	107.6	18.1	494%
Total comprehensive loss for the period	(2,361.8)	(2,730.1)	(13)%	(7,204.6)	(51,770.9)	(86)%
Basic and diluted loss per share	(0.07)	(0.07)	0%	(0.19)	(1.50)	(87)%

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Condensed consolidated statements of financial position

	As of June 30, 2024	As of June 30, 2023	Change
	(In thousands of U.S. dollars, unless otherwise noted)		(%)
Current assets	13,748.4	5,331.8	158%
Non-current assets	21,038.5	18,719.4	12%
Total assets	34,786.9	24,051.2	45%
Equity	6,815.7	10,106.0	(33)%
Current liabilities	8,150.4	12,599.1	(35)%
Non-current liabilities	19,820.8	1,346.1	1,372%
Total liabilities	27,971.2	13,945.2	101%
Total liabilities and equity	34,786.9	24,051.2	45%

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Condensed consolidated statements of cash flows

	For the fiscal year ended June 30, 2024	For the fiscal year ended June 30, 2023	Change
	(In thousands of U.S. dollars, unless otherwise noted)		(%)
Net cash (used) / generated in operating activities	(9,328.3)	(7,511.4)	24%
Net cash (used) / generated from investing activities	134.9	(2,336.8)	(106)%
Net cash (used) / generated from financing activities	11,711.4	11,281.7	4%
Net (decrease) / increase in cash and cash equivalents	2,518.0	1,433.5	76%
Cash and cash equivalents at beginning of the year	2,527.7	1,081.8	134%
Effect of exchange rate changes and inflation on cash equivalents	344.3	12.4	2,677%
Cash and cash equivalents at end of the year	5,390.0	2,527.7	113%

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